FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on September 19, 2012

Tel Aviv, September 19, 2012 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") hereby announces, further to its announcement from August 8, 2012, that Given Imaging Ltd. ("Given"), a company held by Elron, announced today in connection with its PillCam COLON 2, inter alia, the following:

Given has filed a submission to the Japanese regulatory authority ("PMDA") for approval to market the PillCam COLON 2 in Japan. The submission includes the results of the 72-patient clinical trial it conducted. The purpose of the trial was to evaluate the use of the PillCam COLON 2 for visualization of the gastrointestinal mucosa for diagnosis of colonic pathologies.

In addition, Given announced that the results of the trial show that using the PillCam COLON 2, physicians were able to accurately identify 94% of polyps that were at least 6 mm in size previously identified using standard colonoscopy.

Given is approximately 31% held by Elron, including an approximately 9% holding of RDC Rafael Development Corporation Ltd, 50.1% held by Elron.

Forward-Looking Statements

Given's estimates and plans in connection with the abovementioned statements are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Given's estimates of the development potential and business potential of the PillCam COLON 2, Given's intentions and strategy, and information existing in Given on the date of this report. These estimates, in all or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are failure to obtain regulatory approvals, inability to realize technologies and modifications in technologies, business plan, goals and/or strategy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  September 19, 2012